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                            May 13, 2021

       Daniel Guglielmone
       Executive Vice President - Chief Financial Officer
       FEDERAL REALTY INVESTMENT TRUST
       909 Rose Avenue, Suite 200
       North Bethesda , Maryland 20852

                                                        Re: FEDERAL REALTY
INVESTMENT TRUST
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 11,
2021
                                                            File No. 001-07533

       Dear Mr. Guglielmone:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 7. Managment's Discussion and Analysis of Financial Condition and Results of Operations
       Property Operating Income , page 42

   1. We note you present property operating income as a Non-GAAP measure. It appears the reconciliation of
operating income to property operating income included in prior annual reports has been
removed from the current annual report. Please revise your future filings to include this
reconciliation to comply with the requirements outlined within paragraph
                                                        10(e)(i)(B) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 with any other questions.
 Daniel Guglielmone
FEDERAL REALTY INVESTMENT TRUST
May 13, 2021
Page 2



FirstName LastNameDaniel Guglielmone     Sincerely,
Comapany NameFEDERAL REALTY INVESTMENT TRUST
                                         Division of Corporation Finance
May 13, 2021 Page 2                      Office of Real Estate & Construction
FirstName LastName